September 13, 2023

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christine Dietz

Megan Akst

Re:	Autohome Inc.

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed April 25, 2023

File No. 001-36222

Ladies and Gentlemen:

We, Autohome Inc. (the “Company”), are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated August 29, 2023 (the “Comment Letter”), relating to the above-captioned Form 20-F (the “2022 Form 20-F”) and the Company’s previous responses submitted on July 25, 2023 (the “First Response Letter”). All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F and the First Response Letter.

For the Staff’s convenience, the comment in the Comment Letter is reproduced and repeated below in bold, with the Company’s response set forth in regular font immediately thereafter. The Company respectfully advises the Staff that where the Company proposes to add or revise disclosure to its future filings on Form 20-F in response to the Staff’s comments, the changes to be made will be subject to relevant factual updates and changes in relevant laws or regulations, or in interpretations thereof.

Form 20-F for the Fiscal Year Ended December 31, 2022

General

1.

Your response to prior comment 8 states that the Company is not an investment company as defined in the Investment Company Act of 1940, as amended (the “Company Act”). Please address the following in order to support your Company Act position:

The Company has set forth its response to each of Staff’s sub-comment below and enclosed an updated investment company status analysis that reflects these comments in Annex A hereto.

U.S. Securities and Exchange Commission

a)

Please provide a legal analysis supporting your position that the Company’s variable interest entities (“VIEs”) qualify as majority-owned subsidiaries for purposes of sections 3(a)(2) and 3(a)(1)(C) of the Company Act, as such term is defined in section 2(a)(24) of the Company Act.

In response to the Staff’s comment, the Company respectfully advises the Staff that the variable interest entities (“VIEs”) qualify as majority-owned subsidiaries of the Company for purposes of Sections 3(a)(2) and 3(a)(1)(C) of the Company Act, as such term is defined in Section 2(a)(24) of the Company Act, as further elaborated below:

Overview of Rule Basis

i.

A “majority-owned subsidiary” of a person is defined in Section 2(a)(24) of the Company Act to mean “a company 50 per centum or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of this paragraph, is a majority-owned subsidiary of such person.” A “voting security” is defined in Section 2(a)(42) of the Company Act to mean “any security presently entitling the owner or holder thereof to vote for the election of directors of a company.” The definition goes on to state that “[a] specified percentage of the outstanding voting securities of a company means such amount of its outstanding voting securities as entitles the holder or holders thereof to cast said specified percentage of the aggregate votes which the holders of all the outstanding voting securities of such company are entitled to cast.”

ii.

Under Section 2(a)(42), a security is a voting security only if its owner is presently entitled to vote for the company directors. The Staff has taken the position that Section 2(a)(42) includes “not only the formal legal right to vote for the election of directors but also the de facto power, based on all the surrounding circumstances, to determine or influence the determination of, the identity of the issuer’s directors.”[1] Thus, a security may be a voting security within the meaning of Section 2(a)(42) if the owner of that security has the power to determine the identity of the company’s directors.[2]

iii.

Under the definition of majority-owned subsidiary in Section 2(a)(24), a subsidiary will be a majority-owned subsidiary of a parent company only if at least 50 percent of the voting securities of the subsidiary are owned by the parent company. A leading commentator on investment company status determination has confirmed that the Staff has taken the position that a parent company will be deemed to own more than 50% of the voting securities of a subsidiary when the parent company controls 50 percent or more of the subsidiary’s voting power, even if the parent company owns less than 50 percent of the subsidiary’s capital.[3] The same commentator indicated that while the Commission and the Staff have not addressed the issue, it would be advisable for the parent to have at least some reasonable economic stake in its majority-owned subsidiary.

[1]	See William L. Eddleman, Jr., SEC no-Action Letter (Oct. 26, 1979).
[2]	See Capital South Corp., SEC No-Action Letter (Jan. 23, 1987).
[3]	See Rosenblum, Investment Company Determination under the 1940 Act, Exemptions and Exceptions at 120.

U.S. Securities and Exchange Commission

iv.

Thus, a company should be a majority-owned subsidiary of its parent if (a) the parent has the right to control or direct the vote of the company’s securities in the election of directors and (b) has a reasonable economic stake in that company.

Analysis of VIEs qualifying as majority-owned subsidiaries of the Company

v.

Overview. As described under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with the Variable Interest Entities” in the 2022 Form 20-F, the Company operates its businesses in the mainland China through certain contractual arrangements with the VIEs and their respective shareholders, including power of attorney, equity interest pledge agreements, exclusive technology consulting and service agreements, equity option agreements and loan agreements. Terms contained in each set of contractual arrangements with the VIEs and their respective shareholders are substantially similar. As a result of the contractual arrangements, the Company, through its indirect wholly owned subsidiaries (each a “WFOE”), (i) has power to direct significant activities of the applicable VIE, (ii) receives substantially all of the economic benefits of such VIE, and (iii) has an exclusive option to purchase all or part of the equity interests in such VIE when and to the extent permitted by the PRC laws, and therefore becomes the primary beneficiary of the VIEs and their subsidiaries for accounting purposes and treat each of them as a mainland China consolidated entity under U.S. GAAP.

vi.

The Company has the power to direct the vote in the election of directors in the VIEs. As described under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with the Variable Interest Entities” in the 2022 Form 20-F, the irrevocable power of attorney executed by shareholders of VIEs provides the Company with the power, through WFOEs, to direct the vote in the election of directors in the VIEs. All the shareholders of each VIE executed an irrevocable power of attorney appointing the applicable WFOE, or any person designated by such WFOE, as their attorney-in-fact, to vote on their behalf at the shareholders’ meetings of such VIE and to exercise full voting rights as the shareholders of such VIE with powers granted under PRC laws and regulations and the articles of association of such VIE, including the rights to appoint directors and management personnel.

vii.

The Company has reasonable economic stake in the VIEs. As described under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with the Variable Interest Entities” in the 2022 Form 20-F, each WFOE entered into a series of exclusive technology consulting and service agreements with the applicable VIE. Such contractual arrangements allow the WFOE to receive substantially all of the economic benefits of such VIE.

viii.

As such, the VIEs are treated as majority-owned subsidiaries of the Company for purposes of Sections 3(a)(2) and 3(a)(1)(C) of the Company Act, and their subsidiaries are also in turn treated as indirect majority-owned subsidiaries of the Company.

U.S. Securities and Exchange Commission

b)

You state that the Company’s only investment securities are “long-term investment in certain majority-owned subsidiaries and interests in VIEs that fall under the definition of investment companies under the ICA.” Please clarify how you treat the Company’s short-term investments for purposes of your Company Act analysis, including “adjustable-rate financial products with original maturities of less than 1 year”.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s total assets as of March 31, 2023 consisted of investment in subsidiaries, interests in VIEs and their subsidiaries, cash and cash equivalents, time deposits and prepaid expenses and other current assets which do not bear interests and were received in the ordinary course of business, on an unconsolidated basis. Therefore, as of March 31, 2023, the Company did not hold or record any “adjustable-rate financial products” or other short-term investments on its unconsolidated balance sheet.

As provided in paragraphs (i) and (ii) headed “Calculation for 40% Test” on page 6 of the First Response Letter, the Company analyzed each of the entities in the group structure to identify which of the Company’s unconsolidated assets may constitute “investment securities.” When performing such subsidiary-level analysis on an unconsolidated basis, for each majority-owned subsidiary, VIE or subsidiary of VIE that held “adjustable-rate financial products” as of March 31, 2023 on an unconsolidated basis, the Company treats such “adjustable-rate financial products” as “investment securities” for purposes of the 40% Test analysis. For each majority-owned subsidiary, VIE or subsidiary of VIE that fails the 40% Test due to their holding of excessive investment securities including the “adjustable-rate financial products,” the Company treats the securities issued by such majority-owned subsidiary, VIE or subsidiary of VIE as bad assets (i.e., investment securities) for purposes of the 40% Test of the immediate parent entity thereof.

c)

Please provide additional legal analysis supporting your proposed treatment of “time deposits” as “cash” for purposes of your Company Act analysis and explain the difference between “time deposits” and “term deposits,” as referenced in your 2022 Form 20-F.

In response to the Staff’s comment, the Company respectfully advises the Staff that as referenced in the Company’s 2022 Form 20-F, the “time deposits” under “cash equivalents” mean bank deposits with a maturity term of no more than three months while the “term deposits” under “short-term investments” mean bank deposits with a maturity term of more than three months. To avoid confusion, the Company proposes to use consistent term of “time deposits” for bank deposits with a fixed maturity term under both “cash equivalents” and “short-term investments” for its future Form 20-F filings.

The Company further advises the Staff that for the purpose of 40% Test, it treats both “time deposits” and “term deposits” as “cash items” following the guidance provided in the Release and Staff Letter referred to below in a detailed analysis. For easy reference, the Company refers all bank deposits with a fixed maturity term as “time deposits” for the 40% Test analysis in this response letter.

U.S. Securities and Exchange Commission

Rule basis of “cash items”

Section 3(a)(1)(C) of the Company Act excludes “cash items” from investment securities, but that term is not defined in the 1940 Act. In its Investment Company Act Release No. 10937 (November 13, 1979), the Commission provided the following list of what would be considered to be cash items for purpose of the rule under the Company Act: “cash, coins, paper currency, demand deposits with banks, timely checks of others (which are orders to banks to immediately supply funds), cashier checks, certified checks, bank drafts, money orders, traveler’s checks and letters of credit.” “This list illustrates what [the Commission] believe[s] to be the essential qualities of a cash item for purposes of section 3(a)(1)(C) and rule 3a-1 – a high degree of liquidity and relative safety of principal.”4 With respect to the liquidity requirement, Section 22(e) of the Company Act helps to ensure the liquidity of money market fund shares by generally requiring a money market fund to pay redemption proceeds to a redeeming shareholder within seven days.5 This requirement in section 22(e) of the Company Act also has served as the basis for Commission’s standard for determining liquidity6—that is, a security is considered liquid if it can be disposed of within seven days in the ordinary course of business at approximately the price at which the fund has valued it for purposes of section 3(a)(1)(C) and rule 3a-1.

Furthermore, in In Fifth Avenue Coach Lines7, the court noted that under the relevant provisions of Regulation S-X then in effect with respect to registered investment companies, time deposits were considered to be cash items.

Treatment of “time deposits” as “cash items”

The interest rate earned on the Company’s time deposits is better than that is available with regular bank deposit accounts, the safety of the principal is guaranteed and they are as operationally convenient as an interest bearing checking account, as elaborated below.

i.

Notwithstanding that the Company’s time deposits are of a fixed maturity term, such time deposits feature a high degree of liquidity. Upon the Company’s demand to the bank to withdraw the money, the relevant redemption proceeds of the Company’s time deposits will be available to the Company on the same business day or next business day upon such demand.

ii.

The Company will receive the entire principal amount of the time deposits plus the corresponding interests either upon the early redemption of such time deposits or the expiration of the relevant maturity terms. Even with respect to any early redemption proceeds, the Company will still be able to receive an interest rate that is equivalent to the interest rate for demand deposits with the same bank.

[4]	See Willkie Farr & Gallagher SEC No Action Letter (Oct. 23, 2000).
[5]

See Willkie Farr & Gallagher SEC No Action Letter (Oct. 23, 2000). For reference, Section 22(e) of the Company Act provides that no registered investment company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, with certain exceptions.

[6]	See Willkie Farr & Gallagher SEC No Action Letter (Oct. 23, 2000); Investment Company Institute (pub. avail. May 26, 1995).
[7]	See SEC v. Fifth Avenue Coach Lines, Inc., 289 F. Supp. 3, 31 (S.D.N.Y. 1968).

U.S. Securities and Exchange Commission

In light of the above, the Company’s time deposits feature a high degree of liquidity and safety of principal. The Company did not hold the time deposits with an investment intent but merely as a prudent means of protecting its capital and maintain liquidity while benefiting from a better interest rate than is available with regular bank deposit accounts. As such, the Company believes it is consistent with the Commission’s guidance to treat such time deposits as a cash item for purpose of the 40% Test.

d)

Your response notes that the value of the Company’s investment or interests in certain companies are “determined in accordance with U.S. GAAP…” Please confirm whether the assets are valued in accordance with Section 2(a)(41) of the Company Act. If not, please update your analysis to reflect assets valued consistent with Section 2(a)(41) of the Company Act.

In response to the Staff’s comment, the Company respectfully confirms that the value of the Company’s investments or interests in ATHM Investment Companies was determined in accordance with Section 2(a)(41) of the Company Act.

As explained in the table on page 8 of the First Response Letter, the ATHM Investment Companies are either wholly owned subsidiaries of the Company or a VIE or VIE’s subsidiaries that are treated as majority-owned subsidiaries for purposes of sections 3(a)(2) and 3(a)(1)(C) of the Company Act as elaborated in the Company’s response to the Staff’s comment 1(a) above.

Under Section 2(a)(41), the board of directors may in good faith determine the value of securities issued by majority-owned subsidiaries so long as the value so determined is not in excess of the higher of market value or asset value of such securities. In the case of each ATHM Investment Company (the same as other majority-owned subsidiaries of the Company) no market value of securities issued by such ATHM Investment Company is available. The value of such securities is then determined according to the asset value, namely the book value of the subsidiary—that is, assets minus liabilities.

The assets of each subsidiary, VIE or VIE’s subsidiary are in turn valued in accordance with Section 2(a)(41), that is (i) with respect to securities owned at the end of the last preceding fiscal quarter for which market quotations are readily available, the market value at the end of such quarter is used; (ii) with respect to other assets and securities owned at the end of the last preceding fiscal quarter, the value of such assets is the fair value at the end of such quarter, as determined in good faith by the board of directors; and (iii) with respect to securities and other assets acquired after the end of the last preceding fiscal quarter, the cost thereof is recorded as the value.

The Company respectfully advises the Staff that in running the calculation for the 40% test, the Company’s board of directors has in good faith determined the value of the Company’s investment or interest in all of its majority-owned subsidiaries, VIEs and subsidiaries of VIEs in accordance with Section 2(a)(41), which are over 40 entities in total, including eight ATHM Investment Companies.

U.S. Securities and Exchange Commission

The Company further advises the Staff that the aforementioned approach also serves to prevent issuers from manipulating the value of such securities so as to increase the value of their total assets, which would permit them to hold greater amounts of investment securities without being deemed to be investment companies under Section 3(a)(1)(C). 8

The Company has supplemented the investment company status analysis with the above clarification.

e)

Please also confirm whether any of the Company’s majority-owned subsidiaries or VIEs rely on an exception from the definition of investment in section 3(c)(1) or section 3(c)(7) of the Company Act and whether this affects your Company Act analysis.

In response to the Staff’s comment, the Company respectfully advises the Staff that none of the Company’s majority-owned subsidiaries or VIEs rely on an exception from the definition of investment in section 3(c)(1) or section 3(c)(7) of the Company Act.

f)

Please expand your legal analysis to substantiate your assertion that Beijing Prbrownies Software Co., Ltd. (“Beijing Prbrownies”) is eligible for the exemption provided by Rule 3a-8 under the Company Act. In doing so, please specifically discuss: (i) what comprises the Company’s “capital preservation investments” and “research and development expenses”; (ii) whether Beijing Prbrownies has a board of directors, and if yes, whether that board has adopted a written investment policy with respect to Beijing Prbrownies’ capital preservation investments; and (iii) whether the percentages are determined in accordance with the requirements in Rule 3a-8(b)(2).

In response to the Staff’s comment, the Company respectfully advises the Staff the following:

(i)	The composition of Beijing Prbrownies’ capital preservation investments and research and development expenses

A.	Capital preservation investment

Pursuant to Rule 3a-8 of the Company Act, “capital preservation investment” means an investment that is made to conserve capital and liquidity until the funds are used in the issuer’s primary business or businesses. The Commission explained that:

“[i]n general, capital preservation investments are liquid so that they can be readily sold to support the issuer’s research and development activities as necessary and present limited credit risk. This requirement is intended to ensure that the investments are being used to support the company’s research and development activities, rather than in a speculative manner that would be more characteristic of an investment company.”9

[8]

See Mission Corp., 12 S.E.C (Mar. 30, 1943) at 1140 (but for the management’s valuation of a majority-owned subsidiary at more than twice its book value, the parent company would have been an investment company as defined in Section 3(a)(1)(C))

[9]	See Certain Research and Development Companies, Investment Company Act Rel. No. 25835 (Nov. 26, 2002)

U.S. Securities and Exchange Commission

In addition, the Commission stated that “investments in equity or speculative debt would not meet the definition of capital preservation investments, but would be considered ‘other investments’ subject to the limits set forth in the rule.”10 While the Commission makes it clear that investments in “equity or speculative debt” would not be considered capital preservation investments, the Commission, when Rule 3a-8 was adopted, considered but declined to specify objective criteria such as the type of issuer, credit quality, maturity, liquidity and currency of capital preservation investments. The Commission explained that it was concerned that specifying objective criteria would render Rule 3a-8 “unnecessarily complex and inflexible,” especially “given the variety of circumstances that an R&D company may face.”11 Whether particular investments of an R&D company are capital preservation investments within the meaning of Rule 3a-8(b)(4) is dependent on the particular facts and circumstances relating to the R&D company’s business or businesses and the terms of the securities (e.g., maturity, interest rate, identity of the issuer).12

The Company respectfully advises the Staff that as of March 31, 2023, Beijing Probrownies had approximately RMB7.6 billion in capital preservation investments, consisting of cash and cash equivalents of approximately RMB0.2 billion, time deposits of approximately RMB4.1 billion, and adjustable-rate financial products of approximately RMB3.2 billion. Investments in time deposits and adjustable-rate financial products were made in accordance with Beijing Probrownies’ investment policy adopted by its board of directors to support the company’s research and development activities and not for speculative purpose.

•	Time deposits

Pursuant to Rule 3a-8 of the Company Act, “capital preservation investment” means an investment that is made to conserve capital and liquidity until the funds are used in the issuer’s primary business or businesses. The Commission has allowed investments in government obligations, commercial paper, certificates of deposit and term deposits, and open-end money market funds to be capital preservation investments.13 Therefore, the Company believes that it is appropriate to treat Beijing Prbrownies’ interest in time deposits as capital preservation investment.

•	Adjustable-rate financial products

In adopting Rule 3a-8, the Commission declined to provide specific guidance regarding the definition of capital preservation investments, and opted for providing R&D companies with the flexibility they need to operate their business in a non-speculative manner.

[10]	See Certain Research and Development Companies, Investment Company Act Rel. No. 26077 (Jun. 16, 2003)
[11]	See Certain Research and Development Companies, Investment Company Act Rel. No. 26077 (Jun. 16, 2003)
[12]	See Ark Therapeutics Group plc, SEC No-Action Letter (Apr. 15, 2005).
[13]	See Ark Therapeutics Group plc, SEC No-Action Letter (Apr. 15, 2005).

U.S. Securities and Exchange Commission

According to Beijing Prbrownies’ investment policy, surplus cash may be invested in “approved instruments” by taking into consideration (a) safety of principal, (b) liquidity for operating needs, and (c) diversification of risks. “Approved instruments” include, among other things, banks’ acceptances or lower credit risk wealth management products. Adjustable-rate financial products are wealth management products offered by banks that are customarily used by companies operating in China to manage liquidity and preserve capital.

All the adjustable-rate financial products of Beijing Prbrownies are purchased from well-regarded commercial banks with high credit rankings in China and rated as “lower credit risk” by the commercial banks. These financial products have a maturity term of up to one year and can be readily redeemed upon maturity. As adjustable-rate financial products offers higher returns than demand deposit with banks, they are used by Beijing Prbrownies as part of a portfolio, along with cash and cash equivalent and time deposits, to ensure that Beijing Prbrownies has sufficient financial resources to finance its immediate liquidity requirements for research and development purposes on the one hand, and enjoys a higher return of capital preservation investments on the other hand.

Given the characteristics of the adjustable-rate financial products described above, the Company believes that Beijing Prbrownies’ investment in adjustable-rate financial products is in line with the requirement of its investment policy, and it is appropriate to treat Beijing Prbrownies’ interest in adjustable-rate financial products as capital preservation investment. To clarify, the Company treats these adjustable-rate financial products as “investment securities” for the purpose of 40% Test.

B.	Research and development expenses.

For the four fiscal quarters combined ended March 31, 2023, the research and development expenses of Beijing Prbrownies amounted to RMB166.7 million, on an unconsolidated basis, which mainly consisted of expenses related to R&D activities, such as salaries and benefits for R&D employees, share based compensation for R&D employees, depreciation of electronic equipment used for R&D activities, and amortization of software used for R&D activities.

(ii)

Company respectfully advises the Staff that Beijing Prbrownies has an executive director, and such executive director has adopted a written investment policy in accordance with applicable PRC laws with respect to Beijing Prbrownies’ capital preservation investments.

(iii)

The percentages set forth in paragraphs headed “B. Subsidiary eligible for the Rule 3a-8 safe harbor” on Pages 8 and 9 in the First Response Letter are determined in accordance with the requirements in Rule 3a-8(b)(2). Rule 3a-8(b)(2) provides that “The percentages described in this section are determined on an unconsolidated basis, except that the issuer shall consolidate its financial statements with the financial statements of any wholly owned subsidiaries.” As Beijing Prbrownies does not have any subsidiary, its qualification under Rule 3a-8 is determined based on the standalone unconsolidated balance sheet of Beijing Prbrownies as of March 31, 2023.

U.S. Securities and Exchange Commission

g)	Please clarify the statement in your response that Beijing Prbrownies “did not engage in the business of investing, reinvesting, owning, holding, or trading in securities.”

In response to the Staff’s comment, the Company respectfully advises the Staff to revise the previous submission as the follows:

“Since its incorporation in 2013, Beijing Prbrownies Business has been primarily engaged in the aforementioned Beijing Prbrownies Business, and has not been engaged ~~did not engage~~ in the business of investing, reinvesting, owning, holding, or trading in securities;”

Please update your investment company status analysis to reflect the above comments as necessary. Please confirm whether you still believe that the Company is not an investment company as defined in the Company Act.

Please see Annex A for the updated investment company status analysis, which illustrates in detail the Company’s belief that it is not an investment company as defined in the Company Act.

2.

We note your proposed risk factor regarding the Company’s status under the Company Act, provided in response to prior comment 9. If the Company’s status depends on the ability of one of the Company’s subsidiaries (Beijing Prbrownies Software Co., Ltd.) to rely on Rule 3a-8 under the Company Act, please update your risk factor to reflect this material fact. Please also confirm that the Company will reevaluate the inclusion of the risk factor periodically based on the Company’s assets and investment securities at the time of any future filing.

In response to the Staff’s comment, the Company proposes to include the following revised risk factor in “Item 3. Key Information—D. Risk Factors” in its future Form 20-F filings as follows (with changes against the Company’s responses to prior comment 9 marked in italics and additions underlined). The Company confirms that it will reevaluate the inclusion of the risk factor periodically and update the relevant factual disclosures as necessary based on the Company’s assets and investment securities at the time of any future filing.

“If we were deemed an investment company under the Investment Company Act of 1940, applicable restrictions could have a material adverse effect on our business and the price of our ADSs and ordinary shares.

We are not an “investment company” and do not intend to become registered as an “investment company” under the Investment Company Act of 1940, or the Investment Company Act. Generally, a company is an “investment company” if it is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities or owns or proposes to own investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, unless an exception, exemption or safe harbor applies. We do not hold ourselves out as being primarily engaged, or proposing to engage primarily, in the business of investing, reinvesting or trading in securities. Rather, we are primarily engaged in the business of delivering comprehensive, independent and interactive content and tools to automobile consumers as well as a full suite of services to automakers and dealers across the auto value chain. Our investment securities represent less than 40% of the value of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis calculated in accordance with Section 3(a)(1)(C) of the Investment Company Act. We intend to continue to conduct our operations so that we will not be deemed an investment company.

U.S. Securities and Exchange Commission

Our status under the Investment Company Act may depend on the ability of certain subsidiary to comply with the safe harbor requirements of Rule 3a-8 of the Investment Company Act. If, at any time, the subsidiary is not eligible for the Rule 3a-8 safe harbor, or we become or are determined to be primarily engaged in the business of investing, reinvesting or trading in securities, we could become subject to regulation under the Investment Company Act. If we were to become subject to the Investment Company Act, any violation of the Investment Company Act could subject us to material adverse consequences, including potentially significant regulatory penalties and the possibility that certain of our contracts would be deemed unenforceable. Additionally, as a foreign private issuer, we would not be eligible to register under the Investment Company Act. Accordingly, we would either have to obtain exemptive relief from the SEC, modify our contractual rights or dispose of investments in order to fall outside the definition of an investment company, each of which may have a material adverse effect on the Company. Additionally, we may have to forego potential future acquisitions of interests in companies that may be deemed to be investment securities within the meaning of the Investment Company Act. Finally, failure to avoid being deemed an investment company under the Investment Company Act could also make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from New York Stock Exchange, which would have a material adverse effect on the liquidity and value of our ADSs and ordinary shares.”

*   *   *   *

U.S. Securities and Exchange Commission

Should any member of the Staff have any questions or comments regarding the Company’s submission set forth above, please do not hesitate to contact our outside legal counsel, Will H. Cai at (852) 3758-1210 or Jie Zhang at (852) 3758-1231.

Sincerely,

Autohome Inc.

/s/ Craig Yan Zeng
Craig Yan Zeng, Chief Financial Officer

cc:	Quan Long, Chairman of the Board and Chief Executive Officer, Autohome Inc.

Will H. Cai, Esq., Partner, Cooley LLP

Jie Zhang, Esq., Partner, Cooley LLP

U.S. Securities and Exchange Commission

Annex A

Investment Company Status Analysis

The Company respectfully advises the Staff that Autohome Inc. (i.e., the Company) is not an investment company as defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”) as (i) the Company, through its subsidiaries and consolidated affiliated entities, operates a leading online automotive service platform in China delivering comprehensive, independent and interactive content and tools to automobile consumers as well as a full suite of services to automakers and dealers across the auto value chain; (ii) the Company is not engaged in and does not propose to engage in the business of investing, reinvesting, owning, holding, or trading in securities; and (iii) the value of the investment securities owned by the Company accounted for approximately 22.1% of its total assets (exclusive of Government securities and cash items) as of March 31, 2023 as calculated on an unconsolidated basis in accordance with Section 3(a)(1)(C) of the Investment Company Act, less than the 40% threshold (the “40% Test”), as further elaborated below.

Overview of rule basis and calculation basis

40% Test

Section 3(a)(1)(C) of the Investment Company Act defines an “investment company” as any issuer which “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”

The term “investment securities” is defined in Section 3(a)(2) of the Investment Company Act as all securities except (A) Government securities, (B) securities issued by employee securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in Sections 3(c)(1) or 3(c)(7) of the Investment Company Act.

The term “Government securities” is defined to include all securities issued or guaranteed as to principal or interest by the United States, or by a person controlled or supervised by and acting as an instrumentality of the U.S. Government pursuant to authority granted by the U.S. Congress, or any certificate of deposit of any of the foregoing.

Treatment of variable interest entities (“VIEs”) and VIEs’ subsidiaries as majority-owned subsidiaries	Q1(a)

A “majority-owned subsidiary” of a person is defined in Section 2(a)(24) of the Company Act to mean “a company 50 per centum or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of this paragraph, is a majority-owned subsidiary of such person.” A “voting security” is defined in Section 2(a)(42) of the Company Act to mean “any security presently entitling the owner or holder thereof to vote for the election of directors of a company.” The definition goes on to state that “[a] specified percentage of the outstanding voting securities of a company means such amount of its outstanding voting securities as entitles the holder or holders thereof to cast said specified percentage of the aggregate votes which the holders of all the outstanding voting securities of such company are entitled to cast.”

U.S. Securities and Exchange Commission

Under Section 2(a)(42), a security is a voting security only if its owner is presently entitled to vote for the company directors. The Staff has taken the position that Section 2(a)(42) includes “not only the formal legal right to vote for the election of directors but also the de facto power, based on all the surrounding circumstances, to determine or influence the determination of, the identity of the issuer’s directors.”[14] Thus, a security may be a voting security within the meaning of Section 2(a)(42) if the owner of that security has the power to determine the identity of the company’s directors.[15]

Under the definition of majority-owned subsidiary in Section 2(a)(24), a subsidiary will be a majority-owned subsidiary of a parent company only if at least 50 percent of the voting securities of the subsidiary are owned by the parent company. A leading commentator on investment company status determination has confirmed that the Staff has taken the position that a parent company will be deemed to own more than 50% of the voting securities of a subsidiary when the parent company controls 50 percent or more of the subsidiary’s voting power, even if the parent company owns less than 50 percent of the subsidiary’s capital.[16] The same commentator indicated that while the Commission and the Staff have not addressed the issue, it would be advisable for the parent to have at least some reasonable economic stake in its majority-owned subsidiary.

Thus, a company should be a majority-owned subsidiary of its parent if (a) the parent has the right to control or direct the vote of the company’s securities in the election of directors and (b) has a reasonable economic stake in that company.

As described under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with the Variable Interest Entities” in the 2022 Form 20-F, the Company operates its businesses in the mainland China through certain contractual arrangements with the VIEs and their respective shareholders. As a result of the contractual arrangements, the Company has the power to direct the vote in the election of directors in the VIEs, and has reasonable economic stake in the VIEs as such contractual arrangements allow the Company, through its wholly owned subsidiaries, to receive substantially all of the economic benefits of the applicable VIEs.

In light of the above, the VIEs qualify as majority-owned subsidiaries for purposes of sections 3(a)(2) and 3(a)(1)(C) of the Company Act, as such term is defined in section 2(a)(24) of the Company Act, and their subsidiaries are also in turn treated as indirect majority-owned subsidiaries of the Company.

Valuation of assets under Section 2(a)(41)

To determine whether it meets the Section 3(a)(1)(C) 40% Test, an issuer must determine the value of each of its assets on an unconsolidated basis. For this purpose, the “value” of each asset is determined according to Section 2(a)(41) of the Investment Company Act, which provides generally that:

(1)   with respect to assets consisting of securities owned at the end of the last preceding fiscal quarter for which market quotations are readily available, the value of such assets shall be the market value at the end of such quarter;

(2)   with respect to assets consisting of other securities (i.e., for which market quotations are not available) and assets owned at the end of the last preceding fiscal quarter, the value of such assets shall be the fair value at the end of such quarter, as determined in good faith by the board of directors; and

[14]	See William L. Eddleman, Jr., SEC no-Action Letter (Oct. 26, 1979).
[15]	See Capital South Corp., SEC No-Action Letter (Jan. 23, 1987).
[16]	See Rosenblum, Investment Company Determination under the 1940 Act, Exemptions and Exceptions at 120.

U.S. Securities and Exchange Commission

(3) with respect to assets consisting of securities and other assets acquired after the end of the last preceding fiscal quarter, the value of such assets shall be the cost thereof.
As provided under Section 2(a)(41), the board of directors may in good faith determine the value of securities issued by majority-owned subsidiaries so long as the value so determined is not in excess of the higher of market value or asset value of such securities. The Commission has defined the asset value of a majority-owned subsidiary as its book value —that is, assets minus liabilities.[17]	Q1(d)

Calculation for 40% Test

i.   Calculation basis. As the 40% Test set forth in Section 3(a)(1)(C) is applied on an unconsolidated basis, in order to determine whether the Company falls within the definition of a Section 3(a)(1)(C) investment company, it is necessary to analyze each of the entities in the group structure to identify which of the Company’s unconsolidated assets may constitute “investment securities.”

ii.  Treatment of securities issued by subsidiaries and ~~variable interest entities (“~~VIEs~~”)~~. The Company treats each VIE and such VIE’s wholly-owned subsidiary as a majority-owned subsidiary, as stated above. For each majority-owned subsidiary or VIE that fails the 40% Test, the Company treats the securities issued by such majority-owned subsidiary or VIE as bad assets (i.e., investment securities) for purposes of the 40% Test of the immediate parent entity of such majority-owned subsidiary or VIE. For each majority-owned subsidiary or VIE that is not an investment company, the Company treats the securities issued by such majority-owned subsidiary or VIE as a good asset (i.e., not an investment security) for purposes of the 40% Test of the immediate parent entity of such majority-owned subsidiary or VIE.

iii.   As of March 31, 2023, the Company held approximately 22.1% of the total value of its assets (exclusive of cash items and Government securities) in investment securities (on an unconsolidated basis). The following sets forth the calculation (on an unconsolidated basis) of the percentage of the Company’s assets as of March 31, 2023 that constitute “investment securities” as such term is used in Section 3(a)(1)(C) of the Investment Company Act:

Q1(a)

	Note	As of March 31, 2023 (in RMB thousand) (unaudited)
Calculation of Numerator
Total investment securities	(1)	5,031,874
Numerator		5,031,874
Calculation of Denominator
Total assets	(2)	24,046,038
Less
Government securities		0
Cash items	(3)	1,264,136
Denominator		22,781,902
Percentage (Numerator divided by Denominator)		22.1%

[17]	See, e.g., Mission Corp., 12 S.E.C. 1138, 1141 (Mar. 30, 1943) (“When applied to industrial companies, ‘asset value’ is often synonymous with ‘book value’”).

U.S. Securities and Exchange Commission

Notes:

(1)   Total investment securities.

As of March 31, 2023, the Company’s total investment securities included its long-term investment in certain majority-owned subsidiaries and interest in VIEs that fall under the definition of investment companies under the Investment Company Act. Other than such investment, the Company did not hold any other investment security.

For the purpose of this investment company analysis, all the directly and indirectly held subsidiaries and VIEs of the Company as of March 31, 2023 can be divided into the following categories:

A. Subsidiaries and VIEs that fail the 40% Test.

The Company applied the 40% Test, on an unconsolidated basis, to each subsidiary of the Company and VIE to determine whether such subsidiary or VIE falls within the definition of a Section 3(a)(1)(C) investment company, with the purpose to identify which of the Company’s unconsolidated assets may constitute “investment securities.”

After running the 40% Test on an unconsolidated basis, the Company has identified following group entities that fail the 40% Test (collectively, “ATHM Investment Companies”) although none of them is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities:

Entity	Jurisdiction
Wholly-owned Subsidiaries:

Autohome Link Inc.	British Virgin Islands

Autohome Link Hong Kong Limited	Hong Kong

Beijing Chezhiying Technology Co., Ltd. (北京车智赢科技有限公司)	People’s Republic of China

Tianjin Autohome Software Co., Ltd. (天津车之家软件有限公司)	People’s Republic of China

Beijing Autohome Advertising Co., Ltd. (车智互通（北京）广告有限公司)	People’s Republic of China

VIE and VIE’s Wholly-Owned Subsidiaries:

Beijing Shengtuo Autohome Advertising Co., Ltd. (北京盛拓车之家广告有限公司),	People’s Republic of China

Beijing Shengtuo Chengshi Advertising Co., Ltd. (北京盛拓成石广告有限公司)	People’s Republic of China

Beijing Shengtuo Hongyuan Information Technology Co., Ltd. (北京盛拓鸿远信息技术有限公司)	People’s Republic of China

U.S. Securities and Exchange Commission

As of March 31, 2023, the value of the Company’s investment or interests in the ATHM Investment Companies amounted to approximately RMB5,031.9 million, which was determined in accordance with U.S. GAAP with reference to the total equity (i.e., the book value) of these companies as of March 31, 2023. Despite that none of these companies is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, for the sole purpose of the 40% Test, the interests held by the Company in these ATHM Investment Companies are treated as investment securities and the value of such investment is included in the “total investment securities” of the Company in the table above.

The Company’s investment or interests in these ATHM Investment Companies are valued in accordance with the requirements under Section 2(a)(41). The ATHM Investment Companies are either wholly owned subsidiaries of the Company or a VIE or VIE’s wholly owned subsidiaries that are treated as majority-owned subsidiaries for purposes of sections 3(a)(2) and 3(a)(1)(C). Under Section 2(a)(41), the board of directors may in good faith determine the value of securities issued by majority-owned subsidiaries so long as the value so determined is not in excess of the higher of market value or asset value of such securities. In the case of each ATHM Investment Company (the same as other majority-owned subsidiaries of the Company), no market value of securities issued by such ATHM Investment Company is available. The value of such securities is then determined according to the asset value, namely the book value of the subsidiary—that is, assets minus liabilities.

Q1(d)

The assets of each subsidiary, VIE or VIE’s subsidiary are in turn valued in accordance with Section 2(a)(41), that is (i) with respect to securities owned at the end of the last preceding fiscal quarter for which market quotations are readily available, the market value at the end of such quarter is used; (ii) with respect to other assets and securities owned at the end of the last preceding fiscal quarter, the value of such assets is the fair value at the end of such quarter, as determined in good faith by the board of directors; and (iii) with respect to securities and other assets acquired after the end of the last preceding fiscal quarter, the cost thereof is recorded as the value.

The Company respectfully advises the Staff that in running the calculation for the 40% test, the Company’s board of directors has in good faith determined the value of the Company’s investment or interest in all of its majority-owned subsidiaries, VIEs and subsidiaries of VIEs in accordance with Section 2(a)(41), which are over 40 entities in total, including eight ATHM Investment Companies.

The Company further advises the Staff that the aforementioned approach also serves to prevent issuers from manipulating the value of such securities so as to increase the value of their total assets, which would permit them to hold greater amounts of investment securities without being deemed to be investment companies under
Section 3(a)(1)(C). [18]

[18]

See Mission Corp., 12 S.E.C (Mar. 30, 1943) at 1140 (but for the management’s valuation of a majority-owned subsidiary at more than twice its book value, the parent company would have been an investment company as defined in Section 3(a)(1)(C))

U.S. Securities and Exchange Commission

B. Subsidiary eligible for the Rule 3a-8 safe harbor.

Beijing Prbrownies Software Co., Ltd. (北京皮尔布莱尼软件有限公司) (“Beijing Prbrownies”) held more than 40% of the total value of its assets (other than cash items and U.S. government securities) in investment securities as of March 31, 2023, but it can be exempted from the investment company status by relying on Rule 3a-8 exemption under the Investment Company Act (“Exempted Company”), as further elaborated below.

a.   The research and development expenses of Beijing Prbrownies, for the last four fiscal quarters combined, constitute a substantial percentage of its total expenses for the same period. For the last four fiscal quarters combined ended March 31, 2023, Beijing Prbrownies’ research and development expenses comprised 27.8% of its total expenses for the same period, which mainly consisted of expenses related to R&D activities, such as salaries and benefits for R&D employees, share based compensation for R&D employees, depreciation of electronic equipment used for R&D activities, and amortization of software used for R&D activities. Under Rule 3a-8, a company’s research and development expenses, for the last four fiscal quarters combined, must be a substantial percentage of its total expense for the same period. The term “substantial” remains undefined under Rule 3a-8. The Staff has stated that 20% will generally be considered a sufficiently “substantial percentage for a company’s R&D Expenses relative to its total expenses where a company otherwise meets the requirements of Rule 3a-8.”[19]

Q1(f)(i)

b.  The net income of Beijing Prbrownies derived from investments in securities, for the last four fiscal quarters combined, does not exceed twice the amount of its research and development expenses for the same period. For the last four fiscal quarters combined ended March 31, 2023, Beijing Prbrownies’ net income derived from investments in securities only amounted to 56.3% of its research and development expenses for the same period.

c.   The expenses of Beijing Prbrownies for investment advisory and management activities, investment research and custody, for the last four fiscal quarters combined, do not exceed five percent of its total expenses for the same period. For the last four fiscal quarters combined ended March 31, 2023, Beijing Prbrownies’ expenses for investment advisory and management activities, investment research and custody were nil, accounting for 0% of its total expenses for the same period.

[19]	See Cooley Godward & Kronish, SEC Staff No-Action Letter (Jul. 12, 2007; Reference No. 20077121115) at https://www.sec.gov/divisions/investment/noaction/2007/cgk071207-3a-8.htm

U.S. Securities and Exchange Commission

d. As of March 31, 2023, Beijing Prbrownies’ investments in securities are capital preservation investments, except that 0.6% of its total assets consists of other investments.

Pursuant to Rule 3a-8 of the Company Act, “capital preservation investment” means an investment that is made to conserve capital and liquidity until the funds are used in the issuer’s primary business or businesses. The Commission explained that: “[i]n general, capital preservation investments are liquid so that they can be readily sold to support the issuer’s research and development activities as necessary and present limited credit risk. This requirement is intended to ensure that the investments are being used to support the company’s research and development activities, rather than in a speculative manner that would be more characteristic of an investment company.”[20]

Q1(f)(i)

The Company respectfully advises the Staff that as of March 31, 2023, Beijing Probrownies had approximately RMB7.6 billion in capital preservation investments, consisting of cash and cash equivalents of approximately RMB0.2 billion, time deposits of approximately RMB4.1 billion, and adjustable-rate financial products of approximately RMB3.2 billion. Investments in time deposits and adjustable-rate financial products were made in accordance with Beijing Probrownies’ investment policy adopted by its board of directors to support the company’s research and development activities and not for speculative purpose.

e.   Beijing Prbrownies does not hold itself out as being engaged in the business of investing, reinvesting or trading in securities, and it is not a special situation investment company.

f.   Beijing Prbrownies is primarily engaged in the research and development of software services and data products. Beijing Prbrownies provides leads generation services and data products, which enable the dealer subscribers to create their own online stores, list pricing and promotional information, place advertisements and manage customer relationships, and by integrating new AI-driven technologies and digital capacities, these services help subscribers reach a broad set of potential customers, effectively market their automobiles online and ultimately generate sales leads and improve their service quality (“Beijing Prbrownies Business”). As of March 31, 2023, Beijing Prbrownies had 60 pending patent applications, 29 registered patents, and 131 computer software copyrights. Beijing Prbrownies is not engaged in a business of investing, reinvesting, owning, holding, or trading in securities, as evidenced by:

•  The officers, directors and employees of Beijing Prbrownies dedicate their time to the aforementioned Beijing Prbrownies Business, and do not devote a material amount of their time to managing investments or operating the entity as an investment vehicle;

[20]	See Certain Research and Development Companies, Investment Company Act Rel. No. 25835 (Nov. 26, 2002)

U.S. Securities and Exchange Commission

•  Beijing Prbrownies represents itself to the public as a company primarily engaged in the aforementioned Beijing Prbrownies Business. Beijing Prbrownies did not and will not hold itself as being engaged primarily in the business of investing, reinvesting, owning, holding, or trading in securities;

•  Since its incorporation in 2013, Beijing Prbrownies Business has been primarily engaged in the aforementioned Beijing Prbrownies Business, and has not been engaged ~~did not engage~~ in the business of investing, reinvesting, owning, holding, or trading in securities; and

Q1(g)

•  A resolution was adopted by the board of the directors of the Company affirming that none of its subsidiaries is primarily engaged in the business of investing, reinvesting, owning, holding, or trading in securities.

g. Written investment policy.	Q1(f)(i) &(ii)

The board of directors of the Company has formally adopted a written investment policy with respect to the capital preservation investments made by Company, its subsidiaries and controlled affiliated entities (including the variable interest entities and their subsidiaries).

In addition, Beijing Prbrownies has formally adopted a written investment policy with respect to its capital preservation investments. Beijing Prbrownies’ capital preservation investment policy notes that the company’s primary management and investment objectives is to provide liquidity and working funds for its continuous business development and expansion and it’s essential that the surplus cash be invested in “approved instruments” by taking into consideration the safety of principal, liquidity for operating needs, and diversification of risks.

h. Calculation under Rule 3a-8(b)(2)	Q1(f)(iii)

Rule 3a-8(b)(2) provides that “The percentages described in this section are determined on an unconsolidated basis, except that the issuer shall consolidate its financial statements with the financial statements of any wholly-owned subsidiaries.” As Beijing Prbrownies does not have any subsidiary, its qualification under Rule 3a-8 is determined based on the standalone unconsolidated balance sheet of Beijing Prbrownies as of March 31, 2023.

Taking all the foregoing points into consideration, Beijing Prbrownies meets the criteria of research and development companies defined under Rule 3a-8, and therefore is deemed not to be an investment company by relying on Rule 3a-8 exemption under the Investment Company Act.

U.S. Securities and Exchange Commission

C. Subsidiaries that pass the 40% Test.

Other than the ATHM Investment Companies and the Exempted Company discussed above, each other subsidiary or VIE of the Company passes the 40% Test by holding less than 40% of the total value of its assets (other than cash items and U.S. government securities) in investment securities as of March 31, 2023, and none of them is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities. Therefore, none of these subsidiaries or VIEs is an investment company, and the Company treats the securities issued by such subsidiaries or VIEs as a good asset (i.e., not an investment security) for purposes of the 40% Test.

(2) Total assets.

As of March 31, 2023, on an unconsolidated basis, the Company’s total assets ~~mainly~~ consisted of investment in subsidiaries, cash items (as further elaborated below) and prepaid expenses and other current assets which do not bear interests and were received in the ordinary course of business.

Q1(b)

(3) Cash items.

As of March 31, 2023, the Company’s cash items mainly included:

A. Cash and cash equivalents of RMB7.2 million, and

B. Time deposits of RMB1,257.0 million, which can be withdrawn at any time by the Company.

Section 3(a)(1)(C) of the Investment Company Act excludes “cash items” from investment securities, but that term is not defined in the 1940 Act. In its Investment Company Act Release No. 10937 (November 13, 1979) (“Release 10937”), the Commission provided that cash items include “cash, coins, paper currency, demand deposits with banks, timely checks of others (which are orders to banks to immediately supply funds), cashier checks, certified checks, bank drafts, money orders, traveler’s checks and letters of credit.”[21] “This list illustrates what [the Commission] believe[s] to be the essential qualities of a cash item for purposes of section 3(a)(1)(C) and rule 3a-1 – a high degree of liquidity and relative safety of principal.”[22] With respect to the liquidity requirement, Section 22(e) of the Company Act helps to ensure the liquidity of money market fund shares by generally requiring a money market fund to pay redemption proceeds to a redeeming shareholder within seven days.[23] This requirement in section 22(e) of the Company Act also has served as the basis for Commission’s standard for determining liquidity[24]—that is, a security is considered liquid if it can be disposed of within seven days in the ordinary course of business at approximately the price at which the fund has valued it for purposes of section 3(a)(1)(C) and rule 3a-1. Furthermore, in Fifth Avenue Coach Lines[25], the court held that certain certificates of deposit were cash items and noted that time deposits were considered cash items and observed that: “Except in special circumstances, a time deposit is defined to be a cash item.”

Q1(c)

[21]

Since Release 10937, the SEC has also considered other instruments cash items under appropriate circumstances. For example, the SEC agreed that money market fund shares would also be considered cash items. See e.g., Willkie Farr & Gallagher SEC No Action Letter dated October 23, 2000.

[22]	See Willkie Farr & Gallagher SEC No Action Letter (Oct. 23, 2000).
[23]

See Willkie Farr & Gallagher SEC No Action Letter (Oct. 23, 2000). For reference, Section 22(e) of the Company Act provides that no registered investment company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, with certain exceptions.

[24]	See Willkie Farr & Gallagher SEC No Action Letter (Oct. 23, 2000); Investment Company Institute (pub. avail. May 26, 1995).
[25]	See SEC v. Fifth Avenue Coach Lines, Inc., 289 F. Supp. 3, 31 (S.D.N.Y. 1968).

U.S. Securities and Exchange Commission

The interest rate earned on the Company’s time deposits is better than that is available with regular bank deposit accounts, the safety of the principal is guaranteed and they are as operationally convenient as an interest bearing checking account, as elaborated below.

A. Notwithstanding that the Company’s time deposits are of a fixed maturity term, such time deposits feature a high degree of liquidity. Upon the Company’s demand to the bank to withdraw the money, the relevant redemption proceeds of the Company’s time deposits will be available to the Company on the same business day or next business day upon such demand.

B. The Company will receive the entire principal amount of the time deposits plus the corresponding interests either upon the early redemption of such time deposits or the expiration of the relevant maturity terms. Even with respect to any early redemption proceeds, the Company will still be able to receive an interest rate that is equivalent to the interest rate for demand deposits with the same bank.

In light of the above, the Company’s time deposits feature a high degree of liquidity and safety of principal. ~~In terms of the Company’s holding of time deposits, t~~ The Company did not hold the time deposits with an investment intent but merely as a prudent means of protecting its capital and maintain liquidity while benefiting from a ~~slightly~~ better interest rate than is available with regular bank deposit accounts. Accordingly, the Company believes it is consistent with the SEC’s guidance to treat them as a cash item for purpose of the 40% Test.